Mail Stop 4561

October 11, 2006

VIA USMAIL and FAX (480) 949 - 6009

Mr. Thomas Wirth
Executive Vice President and Chief Financial Officer
Feldman Mall Properties, Inc.
1010 Northern Boulevard, Suite 314
Great Neck, NY 11021

      Re: **Feldman Mall Properties, Inc.**
              Form 10-K for the year ended 12/31/2005
              Filed on 3/31/2006 and Amended on 4/6/2006
              Form 10-Q for the periods ended 3/31/2006 and 6/30/2006
              Filed on 5/10/2006 and 8/14/2006
              File No. 001-32365

Dear Mr. Thomas Wirth:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jorge Bonilla
                        Senior Staff Accountant